Exhibit 12.1

KRATON PERFORMANCE POLYMERS, INC.

Ratio of Earnings to Fixed Charges

(In thousands)

	Six months ended	Years ended December 31,
	June 30, 2015	2014	2013	2012	2011	2010
Fixed Charges:
+ Interest expensed	10,821	25,815	27,550	24,127	23,422	22,509
+ Interest capitalized	2,407	3,198	4,180	2,648	2,259	520
+ Amortization of debt issuance costs	1,107	2,223	7,389	2,986	6,722	2,071
+ Amortization of debt premium	(86)	(164)	(153)	(108)	—	—
+ Estimate of interest within rental expense	616	1,231	3,747	4,259	2,846	2,205

Total fixed charges	14,865	32,303	42,713	33,912	35,249	27,305
Earnings:
+ Pre-tax income (loss)	(14,675)	6,328	(4,862)	3,115	91,509	111,858
- Income from equity investees	(178)	(407)	(530)	(530)	(529)	(487)
+ Fixed charges	14,865	32,303	42,713	33,912	35,249	27,305
+ Amortization of capitalized interest	241	320	418	265	226	—
+ Distributed income of equity investees	363	487	422	400	515	403
- Interest capitalized	(2,407)	(3,198)	(4,180)	(2,648)	(2,259)	(520)

Total Earnings	(1,791)	35,833	33,981	34,514	124,711	138,559
Deficiency (Surplus)	16,656	(3,530)	8,732	(602)	(89,462)	(111,254)

Ratio	(0.12)	1.11	0.80	1.02	3.54	5.07
Ratio of Earnings to Fixed Charges	(0.12):1:00	1.11:1.00	0.80:1.00	1.02:1.00	3.54:1.00	5.07:1.00

Our earnings were insufficient to cover our fixed charges by approximately $16.7 million and $8.7 million for the six months ended June 30, 2015 and the year ended December 31, 2013, respectively.

1